Mail Stop 4561

June 28, 2007

James S. D'Agostino, Jr.
President
Encore Bancshares, Inc.
Nine Greenway Plaza, Suite 1000
Houston, Texas 77046

Re: Encore Bancshares, Inc.
     Form S-1, amendment number 1, filed June 18, 2007
     File Number 333-142735

Dear Mr. D'Agostino:

        We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please note that our accounting staff has no further comments at this time.

General

1.   This document contains a significant number of blank spaces. Please note that we may have related comments when this information is provided and those comments may be material.

2.   We note that you have provided red hearing language on the cover but have not provided, at a minimum, an offering price range. Please confirm that you have not distributed the prospectus without a price.

Table of Contents

3.   Please move the last three legends to a point after the forepart, that is, after the end of the risk factors.

Prospectus Summary, page 1

4.   We note your response to our prior comment number 6. Where appropriate in the summary, please disclose that management does not intend to purchase any shares in this offering.

MD&A, General, page 39

5.   We note the last full paragraph. Please disclose the business reasons for having Encore Bank become a national banking association.

Regulatory Capital, page 64

6.   We note the third paragraph disclosure on page 65, that Encore Bank has been required to increase its leverage ratio. By footnote or otherwise, please include this information with the table on page 64. Also, quantify the effect of this offering on the leverage ratio. If after the offering the leverage ratio is not in compliance with the December 31, 2008 requirement, please disclose this situation in the summary or in a risk factor. Provide similar information on page 116 with respect to the discussion of this new requirement in the next to last paragraph.

* * * * *

Encore Bancshares, Inc.
June 28, 2007
Page 3

Closing Comments

  As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  Direct any questions on accounting matters to Matthew Komar at 202-551-3781, or to Michael Volley, Senior Accountant, at 202-551- 3437. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551- 3418.

        Sincerely,

        William Friar
        Senior Financial Analyst

By fax: William T. Luedke IV
    Fax number 713-222-3256